Exhibit 99.1

Executive Team Hires at SOPHiA GENETICS to Enhance BioPharma Business

BOSTON and LAUSANNE, Switzerland, January 10, 2022 — SOPHiA GENETICS SA (Nasdaq: SOPH), the creator of a global data pooling and knowledge sharing platform that advances data-driven medicine, announced key additions to their leadership team with the hiring of Peter Casasanto as Chief BioPharma Officer and Abhimanyu (Abhi) Verma as Chief Technology Officer. The additions are part of SOPHiA GENETICS’ strategy to enhance its business in the pharmaceutical industry. Peter and Abhi will help the company drive deeper with a focus on leveraging data for the BioPharma industry.

“We have undergone considerable growth in recent months with exciting expansions to our global footprint and BioPharma business,” said Jurgi Camblong, co-founder and CEO of SOPHiA GENETICS. “Placing a priority on BioPharma and technology innovation will drive our overall vision to support and accelerate the evolving data research needs of healthcare institutions around the world. Peter and Abhi bring diverse insights and leadership experience, and their expertise will be vital to ensuring we deliver on this vision.”

Peter brings more than 15 years of life sciences industry experience in business development and sales strategy to SOPHiA GENETICS’ growing portfolio. Prior to this role, he was Vice President of New Commercialization Initiatives at CellCarta where he led commercial strategies for corporate initiatives, including companion diagnostics/single-site IVD launch and Go-to-Market strategy for an in-house developed SaaS analytics platform, as well as AI-driven initiatives for multiomic-based insights and predictions. Peter also held corporate and business development roles at Tempus Labs, NeoGenomics and LabCorp. He started his career as a scientist at Merck’s Vaccines & Biologics Lab, eventually moving on to lead business development efforts for PPD’s newly acquired vaccines division.

Abhi brings more than 17 years of Life Sciences industry experience in leading global multifunctional organizations to develop technology and data driven capabilities and platforms to accelerate drug R&D and patient access to breakthrough therapies. Previously, Abhi served at Novartis where he had several leadership roles spanning multiple functions, locations and therapy areas in applied technology innovation, real world evidence, drug development, enterprise technologies, IT strategy, data science and AI. He incubated and scaled several technology and data centric platforms, products and capabilities that underpin the digital transformation at Novartis. The early part of his career was spent at GE and Patni Computers.

"I am excited and incredibly proud to join an organization that is taking such a thoughtful approach to harnessing and standardizing complex genotypic, radiomic and phenotypic datasets to advance both patient care and drug development,” said Peter. “Having previously been a part of an organization with a centralized focus, I've seen first-hand the importance of a more decentralized approach to capture data globally. Big data and machine learning will significantly impact the healthcare ecosystem, but without an intelligent analytics platform to harmonize and make sense of the data, the utility will be limited. Having a platform like SOPHiA DDM that leverages a global network will be increasingly important to accelerate recruitment and site selection and enhance trial design and targeted patient selection."

“As someone who is motivated by creating impact on patients, I am tremendously excited and humbled to have the opportunity to be part of a team and culture that is intellectually honest, passionate, grounded, and is taking a precision approach towards multimodal insights to support healthcare institutions and accelerate R&D,” said Abhi. “The Sophia DDM platform is unique in its capabilities, as it can bring together diverse datasets to generate multi modal disease and patient insights powered by AI while enabling the sharing of knowledge and insights across the clinical research and healthcare community. I am joining a team that is responding to very complex challenges, and I look forward to being part of the journey to further drive and accelerate the technology innovation and product development.”

Peter holds an MBA in Pharmaceutical Management from Drexel’s LeBow College of Business, a Master of Science degree in Biomedical Chemistry from Thomas Jefferson Medical School, and a Bachelor of Science degree in Immunology & Genomics from the University of Maryland at College Park.

Abhi holds an MBA from the Indian School of Business, a Master of Science degree in Pharmaceutical Medicine, and is an Engineer. He is also co-founder of the non-profit Health Hacking Lab.

About SOPHiA GENETICS

SOPHiA GENETICS (Nasdaq: SOPH) is a healthcare technology company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. It is the creator of the SOPHiA DDM™ Platform, a cloud-based SaaS platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. The SOPHiA DDM™ Platform and related solutions, products and services are currently used by more than 790 hospital, laboratory, and biopharma institutions globally. For more information, visit SOPHiAGENETICS.COM, or connect on Twitter, LinkedIn and Instagram. Where others see data, we see answers.

SOPHiA GENETICS products are for Research Use Only and not for use in diagnostic procedures, unless specified otherwise. The information included in this press release is about products that may or may not be available in different countries and, if applicable, may or may not have received approval or market clearance by a governmental regulatory body for different indications for use. Please contact support@sophiagenertics.com to obtain the appropriate product information for your country of residence.

SOPHiA GENETICS Forward-Looking Statements:

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, products and technology, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Media Contact:
Eliza Bamonti

ebamonti@sophiagenetics.com